SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2007

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Q2 07 Earnings Results

I. Performance in Q2 2007 – Korean GAAP Consolidated Financial Data

(Unit: KRW B)

Item	Q2 07	Q1 07	Q2 06	QoQ	YoY
Quarterly Results
Revenues	3,355	2,722	2,315	23.3%	44.9%
Operating Income	150	-208	-372	—	—
Income Before Tax	124	-246	-402	—	—
Net Income	228	-169	-322	—	—

II. IR Event of Q2 2007 Earnings Results

1. Provider of Information:	IR Communication team
2. Participants:	Institutional investors, securities analysts, etc.
3. Purpose:	To present Q2 07 Earnings Results of LG.Philips LCD
4. Date & Time:	4:30 p.m. (Korea Time) on July 10, 2007 in Korean
9:00 p.m. (Korea Time) on July 10, 2007 in English
5. Venue & Method:	1) Earnings release conference in Korean:
- Main conference room, 21st floor, Korea Exchange New Building, Seoul
2) Conference call in English: - Please refer to IR homepage of LG.Philips LCD Co., Ltd. at www.lgphilips-lcd.com

6. Contact Information

1) Head of Disclosure: Dong Joo Kim, Vice President, Finance & Risk Management Department (82-2-3777-0702)

2) Main Contact for Disclosure-related Matters: Kanghee Kim, Assistant Manager, Financing Team
(82-2-3777-1665)

3) Relevant Team: IR Communication team (82-2-3777-1010)

III. Remarks

1.	Please note that the presentation material for Q2 07 Earnings Results is attached as an appendix and accessible on IR homepage of LG.Philips LCD Co., Ltd. at www.lgphilips-lcd.com.

2.	Please note that the financial data included in the investor presentation and press release are prepared on a consolidated Korean GAAP basis only (US GAAP consolidated and Korean GAAP non-consolidated information are stated below).

3.	Financial data for Q2 07 are unaudited. They are provided for the convenience of investors and can be subject to change.

The following US GAAP consolidated information and Korean GAAP non-consolidated information are included for the convenience of investors.

US GAAP consolidated information

(Unit: KRW B)

Item	Q2 07	Q1 07	Q2 06	QoQ	YoY
Quarterly Results
Revenues	3,355	2,722	2,315	23.3%	44.9%
Operating Income	147	-205	-379	—	—
Income Before Tax	147	-242	-382	—	—
Net Income	262	-169	-302	—	—

Korean GAAP non-consolidated information

(Unit: KRW B)

Item	Q2 07	Q1 07	Q2 06	QoQ	YoY
Quarterly Results
Revenues	3,267	2,606	2,086	25.4%	56.6%
Operating Income	139	-237	-445	—	—
Income Before Tax	122	-251	-403	—	—
Net Income	228	-169	-322	—	—

Attached:	1) Press Release

2) Presentation Material

Attachment 1. Press Release

LG.PHILIPS LCD REPORTS SECOND QUARTER 2007 RESULTS

SEOUL, Korea – July 10, 2007 – LG.Philips LCD [NYSE: LPL, KRX: 034220], one of the world’s leading TFT-LCD manufacturers, today reported unaudited earnings results based on consolidated Korean GAAP for the three-month period ended June 30, 2007. Amounts in Korean Won (KRW) are translated into US dollars (USD) at the noon buying rate in effect on June 29, 2007, which was KRW 923 per US dollar.

•

Sales in the second quarter of 2007 increased by 23% to KRW 3,355 billion (USD 3,635 million) from sales of KRW 2,722 billion (USD 2,949 million) in the first quarter of 2007 and increased 45% compared to KRW 2,315 billion (USD 2,508 million) in the second quarter of 2006.

•

Operating profit in the second quarter of 2007 was KRW 150 billion (USD 163 million) compared to an operating loss of KRW 208 billion (USD 225 million) in the first quarter of 2007, and an operating loss of KRW 372 billion (USD 403 million) in the second quarter of 2006.

•

EBITDA in the second quarter of 2007 was KRW 850 billion (USD 921 million), an increase of 65% from KRW 515 billion (USD 558 million) in the first quarter of 2007 and a year-over-year increase of 250% from KRW 243 billion (USD 263 million) in the second quarter of 2006.

•

Net income in the second quarter of 2007 was a profit of KRW 228 billion (USD 247 million) compared to a loss of KRW 169 billion (USD 183 million) in the first quarter of 2007 and a loss of KRW 322 billion (USD 349 million) in the second quarter of 2006.

Young Soo Kwon, CEO of LG.Philips LCD, said, “Our second quarter’s performance was better than expected, which underscored a faster than anticipated turnaround. This was driven in large part by the successful implementation of our strategies aimed at reducing costs, sustaining a disciplined Capex strategy, maintaining healthy inventory levels and developing plans for capacity expansion, especially at P7. Overall, we benefited from the market’s more rational production and pricing levels and believe LG.Philips LCD is well positioned for continued performance improvement in the second half of 2007.”

Mr. Kwon continued, “In the second quarter, enhanced customer collaboration and overall strong market demand were the primary drivers of improved shipment levels in the monitor and notebook segments. We were pleased to see that shipments for the TV segment also increased in the second quarter, with ASP declines stabilizing to levels better than those projected in previous guidance. Innovative cost reduction initiatives resulted in the sequential decrease in cost of goods sold per square meter of 12% and we are well on our way to achieving around 30% in cost reductions for 2007.”

“Our objective to balance the goal of maximizing output capacity through improving input capacity and production excellence was critical in the decision to cancel the investment in Gen 5.5 equipment. Instead, we are focusing on ways to maximize capacity at existing production lines and are studying investment in Gen 8 equipment, targeting ramp up in the first half of 2009 in the already constructed building. We believe this strategy creates stronger opportunities to further enhance competitiveness, eventually returning us to performance levels that will produce greater shareholder value in the mid-to-long term. The second quarter’s performance demonstrates that we are moving in the right direction,” Mr. Kwon concluded.

Second Quarter Financial Review

Revenue and Cost

Revenue for the three-month period ended June 30, 2007, increased by 45% to KRW 3,355 billion (USD 3,635 million) from KRW 2,315 billion (USD 2,508 million) for the corresponding period of 2006. TFT-LCD panels for TVs, monitors, notebook PCs and other applications accounted for 47%, 27%, 21% and 5%, respectively, on a revenue basis in the second quarter of 2007.

Overall, the Company shipped a total of 2.8 million square meters of net display area in the second quarter of 2007, a 26% increase quarter-on-quarter. The average selling price per square meter of net display shipped was USD 1,274, which was a decrease of approximately 1% compared to the average of the first quarter of 2007. The ending average selling price per square meter was USD 1,314, an increase of approximately 5% compared to the end of the first quarter of 2007.

For the second quarter of 2007, the cost of goods sold per square meter of net display area shipped decreased 13% to KRW 1.1 million (USD 1,168) from the first quarter of 2007.

Liquidity

Cash and cash equivalents of LG.Philips LCD were KRW 1,238 billion (USD 1,341 million) as of June 30, 2007. Total debt was KRW 4,657 billion (USD 5,046 million), and the net debt-to-equity ratio was 49% as of June 30, 2007, compared to 50% as of March 31, 2007.

Capital Spending

Capital expenditures in the second quarter of 2007 were KRW 512 billion (USD 555 million) compared to KRW 990 billion (USD 1,073 million) in the second quarter of 2006, and were largely for P7.

Capacity

Total production input capacity on an area basis increased approximately 12% sequentially in the second quarter and was largely due to increase of production, mainly in P7.

Outlook

The following expectations are based on information as of July 10, 2007. The Company does not expect to update its expectations until next quarter’s earnings announcement. However, the Company reserves the right to update its full business outlook, or any portion thereof, at any time and for any reason.

“Over the last 12 months, we have become a more market-driven and value-based company, focusing on smart operational growth. This has played an essential role in achieving a return to profitability,” said Ron Wirahadiraksa, CFO of LG.Philips LCD.

“Looking ahead, we expect shipments in the third quarter of 2007 to increase by a mid-teens percentage with an average ASP increase of a low-single digit percentage and a flat quarter ending ASP. We expect shipments in the TV segment to increase by a high-twenties percentage with an average ASP decline of a low-single digit percentage and a quarter ending ASP decline of a mid-single digit percentage. In the IT segment, we anticipate shipments to be flat with an average ASP increase of a low teens percentage and a quarter ending ASP increase of a high-single digit percentage. Our COGS reduction per square meter is expected to be a mid-single digit percentage in the third quarter. As a result, we expect our EBITDA margin for the third quarter of 2007 to be in the high twenties percentage range. We plan to maintain our capital expenditures in 2007 at approximately KRW 1 trillion, and expect to ramp up P7 beyond its initial design input capacity of 110,000 input sheets per month, expecting around 130,000 sheets on average in the third quarter, to better prepare us for the anticipated demand increase in the second half of the year,” Mr. Wirahadiraksa concluded.

Earnings Conference and Conference Call

LG.Philips LCD will hold a Korean language earnings conference on July 10, 2007, at 4:30 p.m. Korea Standard Time on the 21st floor, in the Main Conference Room of the Korea Exchange Building (KRX). An English language conference call will follow at 9:00 p.m. Korea Standard Time, 8:00 a.m. EDT and 12:00 p.m. GMT. The call-in number is +82 (0)31-810-3001 for both callers in Korea and callers outside of Korea. The confirmation number is 3777. Corresponding slides will be available at the Investor Relations section of the LG.Philips LCD web site: http://www.lgphilips-lcd.com.

Investors can listen to the conference call via the Internet at http://www.lgphilips-lcd.com. To listen to the live call, please go to the Investor Relations section of the web site at least 15 minutes prior to the call to register and install any necessary audio software.

For those who are unable to participate in the call, a replay will be available for 30 days after the call. The call-in number is 031-810-3100 for callers in Korea and +82-31-810-3100 for callers outside of Korea. The confirmation number for the replay is 100530#.

About LG.Philips LCD

LG.Philips LCD Co., Ltd. [NYSE: LPL, KRX: 034220] is a leading manufacturer and supplier of thin-film transistor liquid crystal display (TFT-LCD) panels. The Company manufactures TFT-LCD panels in a wide range of sizes and specifications for use in TVs, monitors, notebook PCs, and various applications. LG.Philips LCD currently operates seven fabrication facilities and four back-end assembly sites in Korea, China and Poland. In addition, LG.Philips LCD has sales and representative offices in ten countries and has approximately 23,000 employees globally. Please visit http://www.lgphilips-lcd.com for more information.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contacts:

John Kim

LG.Philips LCD

Tel: +822-3777-1010

Email: jonghkim@lgphilips-lcd.com

Media Contacts:

Sue Kim

LG.Philips LCD

Tel: +822-3777-0970

Email: sue.kim@lgphilips-lcd.com

LG.Philips LCD

CONSOLIDATED STATEMENTS OF INCOME

(In millions of KRW)

(The financial statements are based on unaudited Korean GAAP)

	2007				2006
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
REVENUES	3,354,581	100%	6,077,037	100%	2,314,996	100%	4,786,132	100%
Cost of goods sold	(3,042,320)	-91%	(5,813,965)	-96%	(2,529,422)	-109%	(4,823,308)	-101%

GROSS PROFIT	312,261	9%	263,072	4%	(214,426)	-9%	(37,176)	-1%

Selling, general & administrative	(162,527)	-5%	(320,940)	-5%	(157,590)	-7%	(283,210)	-6%

OPERATING INCOME	149,734	4%	(57,868)	-1%	(372,016)	-16%	(320,386)	-7%

Interest income	12,419	0%	20,854	0%	7,933	0%	18,385	0%
Interest expense	(52,934)	-2%	(102,034)	-2%	(37,359)	-2%	(74,944)	-2%
Foreign exchange gain (loss), net	10,913	0%	15,867	0%	(793)	0%	(2,411)	0%
Others, net	4,113	0%	1,434	0%	416	0%	(8,293)	0%

Total other income (expense)	(25,489)	-1%	(63,879)	-1%	(29,803)	-1%	(67,263)	-1%

INCOME BEFORE TAX	124,245	4%	(121,747)	-2%	(401,819)	-17%	(387,649)	-8%

Income tax (expense) benefit	104,242	3%	181,635	3%	80,299	3%	113,647	2%

NET INCOME(LOSS)	228,487	7%	59,888	1%	(321,520)	-14%	(274,002)	-6%

- These financial statements are provided for informational purposes only.

LG.Philips LCD

CONSOLIDATED BALANCE SHEET

(In millions of KRW)

(The financial statements are based on unaudited Korean GAAP)

	2007				2006
	June 30		Mar 31		June 30		Mar 31
ASSETS
Current assets:
Cash and cash equivalents	1,237,643	9%	979,951	7%	778,877	6%	1,060,124	8%
Trade accounts and notes receivable	1,470,025	11%	892,594	7%	985,798	7%	1,233,589	9%
Inventories	961,911	7%	1,078,023	8%	1,270,899	9%	1,076,294	8%
Other current assets	557,951	4%	268,545	2%	378,207	3%	334,360	2%
Total current assets	4,227,530	31%	3,219,113	24%	3,413,781	25%	3,704,367	27%

Investments and other non-current assets	721,135	5%	906,892	7%	578,946	4%	532,445	4%
Property, plant and equipment, net	8,631,646	63%	9,061,801	68%	9,702,000	70%	9,340,790	68%
Intangible assets, net	114,047	1%	115,670	1%	190,984	1%	149,963	1%

Total assets	13,694,358	100%	13,303,476	100%	13,885,711	100%	13,727,565	100%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	630,075	5%	779,159	6%	787,845	6%	686,429	5%
Trade accounts and notes payable	976,534	7%	902,296	7%	632,011	5%	731,010	5%
Other payables and accrued liabilities	980,332	7%	1,259,664	9%	1,563,409	11%	1,575,308	11%

Total current liabilities	2,586,941	19%	2,941,119	22%	2,983,265	21%	2,992,747	22%

Long-term debt	4,026,528	29%	3,552,600	27%	3,413,995	25%	2,929,647	22%
Other non-current liabilities	94,969	1%	96,876	1%	64,770	0%	53,008	0%

Total liabilities	6,708,438	49%	6,590,595	50%	6,462,030	47%	5,975,402	44%

Common Stock and additional paid-in capital	4,100,149	30%	4,064,250	31%	4,064,250	29%	4,067,493	30%
Retained Earnings	2,899,261	21%	2,670,775	20%	3,334,684	24%	3,656,204	27%
Capital adjustment	(13,490)	0%	(22,144)	0%	24,747	0%	28,466	0%
Shareholders’ equity	6,985,920	51%	6,712,881	50%	7,423,681	53%	7,752,163	56%

Total liabilities and shareholders’ equity	13,694,358	100%	13,303,476	100%	13,885,711	100%	13,727,565	100%

- These financial statements are provided for informational purposes only.

LG.Philips LCD

CONSOLIDATED STATEMENTS OF CASH FLOW

(In millions of KRW)

(The financial statements are based on unaudited Korean GAAP)

	2007		2006
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Net Income	228,487	59,888	(321,520)	(274,002)
Depreciation	673,788	1,382,286	601,794	1,219,053
Amortization	11,597	23,135	13,963	25,221
Others	37,566	85,306	33,478	50,683

Operating Cash Flow	951,438	1,550,615	327,715	1,020,955
Net Change in Working Capital	(563,428)	(835,560)	(216,659)	(649,055)

Change in accounts receivable	(586,974)	(619,271)	247,152	281,576
Change in inventory	116,113	90,794	(194,605)	(580,114)
Change in accounts payable	80,518	32,090	(99,408)	(60,271)
Change in others	(173,085)	(339,173)	(169,798)	(290,246)

Cash Flow from Operation	388,010	715,055	111,056	371,900
Capital Expenditures	(511,746)	(1,003,576)	(989,845)	(1,834,704)

Acquisition of property, plant and equipment	(500,950)	(993,919)	(998,612)	(1,837,279)
(Delivery)	(244,225)	(588,999)	(1,016,948)	(1,776,710)
(Other account payables)	(256,725)	(404,920)	18,336	(60,569)
Intangible assets investment	(10,034)	(12,091)	(1,744)	(3,393)
Others	(762)	2,434	10,511	5,968

Cash Flow before Financing	(123,736)	(288,521)	(878,789)	(1,462,804)
Cash Flow from Financing Activities	381,428	571,802	597,542	662,229

Net Cash Flow	257,692	283,281	(281,247)	(800,575)

- These financial statements are provided for informational purposes only.

LG.Philips LCD

CONSOLIDATED STATEMENTS OF INCOME

(In millions of KRW)

(The financial statements are based on unaudited US GAAP)

	2007				2006
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
REVENUES	3,354,581	100%	6,077,037	100%	2,314,996	100%	4,786,132	100%
Cost of goods sold	(3,033,197)	-90%	(5,792,138)	-95%	(2,530,336)	-109%	(4,825,652)	-101%

GROSS PROFIT	321,384	10%	284,899	5%	(215,340)	-9%	(39,520)	-1%

Selling, general & administrative	(174,320)	-5%	(342,608)	-6%	(162,735)	-7%	(293,031)	-6%

OPERATING INCOME	147,064	4%	(57,709)	-1%	(378,075)	-16%	(332,551)	-7%

Interest income	12,419	0%	20,854	0%	7,933	0%	18,385	0%
Interest expense	(50,386)	-2%	(97,362)	-2%	(37,807)	-2%	(73,693)	-2%
Foreign exchange gain (loss), net	25,610	1%	23,275	0%	12,857	1%	30,578	1%
Others, net	12,218	0%	15,381	0%	13,694	1%	16,526	0%

Total other income (expense)	(139)	0%	(37,852)	-1%	(3,323)	0%	(8,204)	0%

INCOME BEFORE TAX	146,925	4%	(95,561)	-2%	(381,398)	-16%	(340,755)	-7%

Income tax (expense) benefit	115,343	3%	188,588	3%	79,705	3%	100,228	2%

NET INCOME(LOSS)	262,268	8%	93,027	2%	(301,693)	-13%	(240,527)	-5%

- These financial statements are provided for informational purposes only.

LG.Philips LCD

CONSOLIDATED BALANCE SHEET

(In millions of KRW)

(The financial statements are based on unaudited US GAAP)

	2007				2006
	June 30		Mar 31		June 30		Mar 31
ASSETS
Current assets:
Cash and cash equivalents	1,237,643	9%	979,951	7%	778,877	6%	1,060,124	8%
Trade accounts and notes receivable	1,470,025	11%	892,594	7%	985,798	7%	1,233,589	9%
Inventories	961,166	7%	1,077,595	8%	1,270,142	9%	1,075,895	8%
Other current assets	564,552	4%	267,634	2%	388,313	3%	342,776	3%
Total current assets	4,233,386	31%	3,217,774	24%	3,423,130	25%	3,712,384	27%

Investments and other non-current assets	748,963	5%	917,362	7%	581,576	4%	535,222	4%
Property, plant and equipment, net	8,686,465	63%	9,116,897	68%	9,786,668	71%	9,374,754	69%
Intangible assets, net	71,608	1%	63,679	0%	43,791	0%	43,693	0%

Total assets	13,740,422	100%	13,315,712	100%	13,835,165	100%	13,666,053	100%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	630,453	5%	779,871	6%	788,349	6%	687,334	5%
Trade accounts and notes payable	976,534	7%	902,296	7%	632,011	5%	731,010	5%
Other payables and accrued liabilities	1,016,826	7%	1,295,013	10%	1,569,747	11%	1,580,294	12%

Total current liabilities	2,623,813	19%	2,977,180	22%	2,990,107	22%	2,998,638	22%

Long-term debt	4,051,842	29%	3,540,018	27%	3,415,261	25%	2,944,286	22%
Other non-current liabilities	99,937	1%	100,233	1%	68,199	0%	56,827	0%

Total liabilities	6,775,592	49%	6,617,431	50%	6,473,567	47%	5,999,751	44%

Common stock and additional paid-in capital	4,037,239	29%	4,036,502	30%	4,034,636	29%	4,033,929	30%
Retained earnings	2,942,940	21%	2,680,672	20%	3,302,164	24%	3,603,857	26%
Capital adjustment	(15,349)	0%	(18,893)	0%	24,798	0%	28,516	0%
Shareholders’ equity	6,964,830	51%	6,698,281	50%	7,361,598	53%	7,666,302	56%

Total liabilities and shareholders’ equity	13,740,422	100%	13,315,712	100%	13,835,165	100%	13,666,053	100%

- These financial statements are provided for informational purposes only.

LG.Philips LCD

CONSOLIDATED STATEMENTS OF CASH FLOW

(In millions of KRW)

(The financial statements are based on unaudited US GAAP)

	2007		2006
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Net Income	262,268	93,027	(301,693)	(240,527)
Depreciation	675,158	1,385,024	606,498	1,224,767
Amortization	1,936	3,813	1,646	3,243
Others	18,696	82,567	10,384	279

Operating Cash Flow	958,058	1,564,431	316,835	987,762
Net Change in Working Capital	(570,048)	(849,376)	(205,779)	(615,862)

Change in accounts receivable	(586,974)	(619,271)	247,152	281,576
Change in inventory	116,429	90,424	(194,247)	(580,565)
Change in accounts payable	80,518	32,090	(99,408)	(60,271)
Change in others	(180,021)	(352,619)	(159,276)	(256,602)

Cash Flow from Operation	388,010	715,055	111,056	371,900
Capital Expenditures	(511,746)	(1,003,576)	(989,845)	(1,834,704)

Acquisition of property, plant and equipment	(500,950)	(993,919)	(998,612)	(1,837,279)
(Delivery)	(244,225)	(588,999)	(1,016,948)	(1,776,710)
(Other account payables)	(256,725)	(404,920)	18,336	(60,569)
Intangible assets investment	(10,034)	(12,091)	(1,744)	(3,393)
Others	(762)	2,434	10,511	5,968

Cash Flow before Financing	(123,736)	(288,521)	(878,789)	(1,462,804)
Cash Flow from Financing Activities	381,428	571,802	597,542	662,229

Net Cash Flow	257,692	283,281	(281,247)	(800,575)

-	These financial statements are provided for informational purposes only.

LG.Philips LCD

Net Income Reconciliation to US GAAP

(In millions of KRW)

	2007
	Q2	Q1
Net Income under K GAAP	228,487	(168,599)
US GAAP Adjustments	33,781	(642)
Depreciation of PP&E	(655)	(655)
Amortization of IPR	9,253	10,841
Adjustment of AR discount loss	(1,237)	(194)
Capitalization of financial interests	(794)	(1,002)
Pension expense	979	2,110
Income tax effect of US GAAP Adjustments	11,103	(4,148)
ESOP	(738)	(476)
Convertible bonds (including FX valuation)	13,425	(3,911)
Stock appreciation right	(1,605)	(1,133)
Cash flow hedge	4,049	(1,671)
Others	1	(403)

Net Income under US GAAP	262,268	(169,241)

- These financial statements are provided for informational purposes only(Unaudited).

Q2 ’07 Q2 ’07 Earnings Results Earnings Results July 10, 2007 Attachment 2. Presentation Material

1
Disclaimer
Disclaimer
This presentation contains forward-looking statements.  We may also make written or oral forward-looking statements in our periodic reports to the United States Securities and Exchange Commission and the Korean
Financial Supervisory Service, in our annual report to shareholders, in our proxy statements, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties.  Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements.  These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them.  Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.  Such factors include, but are not limited to: our highly competitive environment; the cyclical nature of our industry; our ability to introduce new products on a timely basis; our dependence on growth in the demand for our products; our ability to successfully execute our expansion strategy; our dependence on key personnel;
and general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in business activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates.  Additional information as to these and other factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.
This presentation also includes information regarding our historical financial performance through
June 30, 2007, and our expectations regarding future performance as reflected in certain non-GAAP financial measures as defined by United States Securities and Exchange Commission rules.  As required by such rules, we have provided a reconciliation of those measures to the most directly comparable GAAP measures, which is available on our investor relations website at http://www.lgphilips-lcd.com under the file name Q2 2007 Earnings
Results Presentation.

2 Q2 ’07 Earnings Results Q2 ’07 Earnings Results

3
Income Statement
Income Statement
21 13 (14) (6) 7
Net margin
15 6 10 19 25
EBITDA margin
20 12 (16) (8) 4
Operating margin
18 11 (9) (2) 9
Gross margin
Margin (%)
N/A N/A (322) (169) 228 Net income
N/A N/A (402) (246) 124 Income before tax
250% 65% 243 515 850 EBITDA
N/A N/A (372) (208) 150 Operating Income
N/A N/A (214) (49) 312 Gross Profit
20% 10% 2,529 2,771 3,043 COGS
45% 23% 2,315 2,722 3,355 Revenue
YoY Change QoQ Change Q2 ’06 Q1 ’07 Q2 ’07 KRW b
Source: Unaudited, Company financials
K GAAP (Consolidated)

4
Balance Sheet
Balance Sheet
(6%) 4% 7,424 6,713 6,986 Shareholders’ equity
3 (1)
46
50 49 Net debt to equity ratio (%)
18% 13% 3,414 3,553 4,027 Long-term debt
(20%) (19%) 788 779 630 Short-term debt
4% 2% 6,462 6,590 6,708 Liabilities
(24%) (11%) 1,271 1,078 962 Inventory
59% 26% 779 980 1,238 Cash and cash equivalents
(1%) 3% 13,886 13,303 13,694 Assets
YoY Change QoQ Change Q2 ’06 Q1 ’07 Q2 ’07 KRW b
Source: Unaudited, Company financials
K GAAP (Consolidated)

5
70 (34) 616 720 686 Depreciation & Amortization
3 (11) 34 48 37 Others
(346) (291) (217) (272) (563) Net change in working capital
539 232 (281) 26 258
Net change in cash
(216) 191 598 191 382
Financing activities
755 41 (879) (165) (124) Cash flow before financing
478 (20) (990) (492) (512) CAPEX
277 61 111 327 388 Cash flow from operations
550 397 (322) (169) 228 Net income
YoY Change QoQ Change Q2 ’06 Q1 ’07 Q2 ’07 KRW b
Cash Flow
Cash Flow
Source: Unaudited, Company financials
K GAAP (Consolidated)

6 Performance Highlights Performance Highlights

7
Shipments and ASP
Shipments and ASP
Total K m² *
ASP/m² ** (USD)
Source: Company financials
* Net display area shipped
** Quarterly average selling price per square meter of net display area shipped
Display area shipment in K m²
ASP per m²
(USD)
1,485
1,993
2,275
$1,598
$1,430
$1,414
0
1,000
2,000
3,000
4,000
Q2 ’06 Q3 ’06 Q4 ’06 Q1 ’07
$0
$1,000
$2,000
2,243
$1,287
Q2 ’07
$1,274
5,000
2,822

8 Revenue: Product Mix Revenue: Product Mix Source: Company financials (Based on USD) Notebooks Monitors TVs Applications Q2 ’06 Q1 ’07 45% 28% 22% 5% 50 100 0 Q2 ’07 27% 21% 5% % 47% 26% 21% 5% 48%

9
Q2 ’07 Capacity Update
Q2 ’07 Capacity Update
P7 averaged 99K sheets per month for the quarter
Source: Company financials
Quarterly input capacity
by Area (K m² )
P1-P3
P4
P5
P6
P7
0
1,000
2,000
3,000
Q2 ’06 Q3 ’06 Q4 ’06
421
409
359
389
494 507
1,082
1,092
452
682
2,808
3,079
412
418
534
1,211
1,032
3,607
4,000
Q1 ’07
3,481
1,021
1,162
520
416
362
Q2 ’07
386
437
549
1,228
1,298
3,897

10
Cash ROIC
Cash ROIC
Source: Unaudited, Company financials
* IC (Invested Capital) equals average of net debt and equity for the designated period; Quarterly ratios are annualized
K GAAP (Consolidated)
EBITDA margin
Sales / IC*
Cash ROIC
18%
124%
23%
10%
98%
10%
11%
112%
12%
19%
Q2 ’06 Q3 ’06 Q4 ’06 Q1 ’07 Q2 ’07
Q2 ’06 Q3 ’06 Q4 ’06 Q1 ’07 Q2 ’07
Q2 ’06 Q3 ’06 Q4 ’06 Q1 ’07 Q2 ’07
107%
20%
25%
126%
32%

11 Outlook Outlook

12
Outlook
Outlook
Source: Company financials, delivery base
Capex Schedule (KRW b)
Capex Schedule (KRW b)
2006 2007
Others P7 Future production facilities
2,834
Total Shipments in m²
–
Q3 ’07 vs. Q2 ’07
: Mid teens (%)
ASP per m²
shipped
–
Average of Q3 ’07 vs. Average of Q2 ’07
: Low-single digit (%)
•
TV :  Low-single digit (%)
•
IT :  Low teens (%)
–
End of Q3 ’07 vs. End of Q2 ’07
: Flat (%)
•
TV :  Mid-single digit (%)
•
IT :  High-single digit (%)
COGS per m²
–
Q3 ’07 :  Mid-single digit (%)
EBITDA Margin
–
Q3 ’07 :  High twenties (%)
CAPEX
–
2007 :  Approximately KRW 1 trillion
270
485
260
1,221
1,064
549
1,015

13 Questions and Answers Questions and Answers

14 Appendix Appendix

15
21 14 (13) (6) 8 Net margin
15 7 11 19 26 EBITDA margin
20 12 (16) (8) 4 Operating margin
19 11 (9) (1) 10 Gross margin
Margin (%)
N/A N/A (302) (169) 262 Net income
N/A N/A (382) (242) 147 Income before tax
237% 70% 256 509 863 EBITDA
N/A N/A (379) (205) 147 Operating Income
N/A N/A (216) (36) 321 Gross Profit
20% 10% 2,531 2,758 3,034 COGS
45% 23% 2,315 2,722 3,355 Revenue
YoY Change QoQ Change Q2 ’06 Q1 ’07 Q2 ’07 KRW b
Source: Unaudited, Company financials
US GAAP Income Statement
US GAAP Income Statement

16
(5%) 4% 7,362 6,698 6,965 Shareholders’ equity
2 (1) 47 50 49 Net debt to equity ratio (%)
19% 14% 3,415 3,540 4,052
Long-term debt
(20%) (19%) 788 780 630 Short-term debt
5% 2% 6,473 6,618 6,775
Liabilities
(24%) (11%) 1,270 1,078 961 Inventory
59% 26% 779 980 1,238
Cash and cash equivalents
(1%) 3% 13,835 13,316 13,740 Assets
YoY Change QoQ Change Q2 ’06 Q1 ’07 Q2 ’07 KRW b
Source: Unaudited, Company financials
US GAAP Balance Sheet
US GAAP Balance Sheet

17
69 (34) 608 711 677
Depreciation & Amortization
8 (45) 11 64 19 Others
(364) (291) (206) (279) (570)
Net change in working capital
539 232 (281) 26 258 Net change in cash
(216) 191 598 191 382
Financing activities
755 41 (879) (165) (124) Cash flow before financing
478 (20) (990) (492) (512)
CAPEX
277 61 111 327 388 Cash flow from operations
564 431 (302) (169) 262 Net income
YoY Change QoQ Change Q2 ’06 Q1 ’07 Q2 ’07 KRW b
Source: Unaudited, Company financials
US GAAP Cash Flow
US GAAP Cash Flow

18
(4) 14 Convertible bonds (including FX valuation)
(1) (2) Stock appreciation right
(2) 4 Cash flow hedge
(169) 262
Net Income under US GAAP
0 0 Others
0 (1) ESOP
(4) 11 Income tax effect of US GAAP Adjustments
2 1 Pension expense
(1) (1) Capitalization of financial interests
0 (1) Adjustment of AR discount loss
11 10 Amortization of IPR
(1) (1) Depreciation of PP&E
0 34 US GAAP Adjustments
(169) 228 Net Income under K GAAP
Q1 ’07 Q2 ’07 KRW b
Source: Unaudited, Company financials
Net Income Reconciliation to US GAAP
Net Income Reconciliation to US GAAP

19
850
0
12
674
(104)
(12)
52
228
863
1
2
675
(115)
(12)
50
262
Q2 ’07
1 0
1
2 6. Amortization of Intangible Asset
564 431 (302) (169) 1. Net Income
YoY Change QoQ Change Q2 ’06 Q1 ’07 US GAAP (KRW b)
13 3 37 47 2. Interest Expense
(5) (4)
(7)
(8)
3. Interest Income
(35) (42) (80) (73) 4. Provision (benefit) for Income Taxes
68 (34) 607 709 5. Depreciation of PP&E
607 335 243 515 EBITDA (1+2+3+4+5+6+7)
0 0
0
0 7. Amortization of Debt Issuance Cost
72 (34) 602 708 5. Depreciation of PP&E
(24) (27)
(80)
(77) 4. Provision (benefit) for Income Taxes
607 354 256 509 EBITDA (1+2+3+4+5+6+7)
1 0 0 1 7. Amortization of Debt Issuance Cost
(2) 0 14 12 6. Amortization of Intangible Asset
(4) (4) (8) (8) 3. Interest Income
15 3 37 49 2. Interest Expense
550 397
(322)
(169)
1. Net Income
YoY Change QoQ Change Q2 ’06 Q1 ’07 Q2 ’07 K GAAP (KRW b)
Source: Unaudited, Company financials
EBITDA Reconciliation
EBITDA Reconciliation

20
EBITDA Reconciliation (Continued)
EBITDA Reconciliation (Continued)
EBITDA is defined as net income (loss) plus: interest income (expense); provision (benefit) for income taxes;
depreciation of property, plant and equipment; amortization of intangible assets; and amortization of debt issuance cost.  EBITDA is a key financial measure used by our senior management to internally evaluate the performance of our business and for other required or discretionary purposes.
We believe that the presentation of EBITDA will enhance an investor’s understanding of our operating performance as we believe it is commonly reported and widely used by analysts and investors in our industry. It also provides useful information for comparison on a more comparable basis of our operating performance and those of our competitors, who follow different accounting policies.
EBITDA is not a measure determined in accordance with U.S. GAAP. EBITDA should not be considered as an alternative to operating income, cash flows from operating activities or net income, as determined in accordance with U.S. GAAP. Our calculation of EBITDA may not be comparable to similarly titled measures reported by other companies.

21

July 10, 2007 New Direction New Direction 1. Status of Major Action Items 2. Current Issues 3. Profitability in ’07 4. Mid-long Term Strategy

23
1. Status of
1. Status of Major Action Items
1) Maximize capacity by shortening Tact Time
(maximize equipment efficiency)
2) Maximize existing production capabilities by
minimizing operating losses (challenging the limit)
3) Expect to show visible results gradually in Q3
3. Production Capacity
Expansion
1) Product development roadmap for competitive cost
reduction models for 2007
TV
- 1
st
& 2
nd
stage development completed
Monitor / Notebook
- 1
st
stage development completed
Started development for 2008
2. Developing Lower
Cost Model
1) Timely purchase CI in correlation with panel price
decline
Purchase CI in Jan & Apr
Co-working on cost reduction ideas for co-existence
1. Lowering
Purchasing Price

24
1. Status of
1. Status of Major Action Items
1) Fully utilized from May through volume increases
from major customers including LGE, Philips
5. Increasing P7
Utilization
Form a strong organization culture which will challenge
limits through consideration management
Customer-oriented mindset
Voluntary, active mindset
Building teamwork
6. Organization Culture
1) Increase productivity per person by over 30%
2) Decrease overhead cost rate by over 2%
through zero base budget management
4. Overhead Cost
Reduction

25
2. Current
2. Current
Issues
Issues
1) Decided not to invest in Gen 5.5 equipment, considering
the possible increasing capacity from the existing fabs
2) Studying Gen 8 investment targeting ramp up in 1H ’09
considering market situation
2. Future Investment
1) Possibility for Philips to sell some portion of its LPL shares during ’07
2) Philips plans to discuss with LPL on how and to whom
it sells LPL shares
3) No discussion of Philips selling some portions of
LPL shares to MEI
1. Philips’ Stock

26
3. Profitability in ’07
3. Profitability in ’07
1) Continuous shortage in TV supply is expected
2) Shortage in MNT and NBPC and ASP increase are expected
3) Active sales of lower-cost models, O/H cost reduction,
increase of capacity is expected
Q3 ’07
Concerns on PDP price decline, however the shortage will be
continued or eased depending on products
Q4 ’07

27
4. Mid-long Term Strategy
4. Mid-long Term Strategy
Enhancing procurement competitiveness through
win-win strategy
Competitive fab through Max Capa & Min Loss and
high yield
Continuous overhead cost reduction
2. Cost Competitiveness
Enhancing product planning
Co-design & co-location
3. TV Customer Base
120Hz Full HD TV
Lead LED NBPC market
Flexible Display
- May ’06: World’s first 14.1” flexible monochrome E-paper
- May ’07: World’s first 14.1” flexible color E-paper
1. Product Leadership
‘No.1 profitability by 2010’
4. Business Model

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd. (Registrant)

Date: July 10, 2007	By:	/s/ Ron H. Wirahadiraksa
(Signature)
	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director/ President & Chief Financial Officer